RF INDUSTRIES

ANNUAL
REPORT



20 25

RFI

LETTER FROM THE CEO

July 28, 2026

Fiscal 2025 was a defining year for RF Industries. We delivered strong financial performance, expanded operating leverage, elevated our reputation as a high value technology solutions provider, and—most importantly—demonstrated that our strategy is working. As I reflect on the year and our continued momentum through the first half of fiscal 2026, I am proud of what our team has accomplished. Over the past two years, we have repositioned our business, improved execution, and begun to unlock the operating leverage inherent in our model.

In my letter to you last year, I noted that RFI was set up for a successful breakout year in fiscal 2025, and our team delivered. For the full fiscal year 2025, net sales increased 24% to $80.6 million, gross profit margin increased 400 basis points to 33%, and adjusted EBITDA tripled to $6.1 million compared to fiscal 2024 results. Halfway into fiscal 2026, the momentum has continued. For the first six months of fiscal 2026, we expanded into the mid-30% range, drove higher operating income and increased adjusted EBITDA, reflecting improved mix and disciplined execution. Just as important, we generated strong bookings and exited the six-month period with a backlog of $20 million, providing greater visibility into our anticipated performance for the remainder of the year. Taken together, these results reinforce our confidence in the durability of our model and our ability to deliver more consistent, higher-quality earnings as we scale. Beyond the financial results, we believe there is a broader transformation underway.

Strategic Shift from Components to Solutions

We have been very clear about our objective to transform RFI from a component supplier into a solutions provider, and that shift in perception was hard won by our talented team. Their determination to open doors and then the eyes of our customers to the value of our proprietary technologies, engineering expertise, and solutions-oriented approach earned us both customer trust and approval.

Customer engagement is increasing, and importantly, the nature of that engagement is evolving. Customers are approaching us more frequently with defined deployment needs and application-specific challenges, not just product inquiries. We believe this reflects growing recognition of RF Industries as a partner capable of delivering integrated, high-value solutions across complex environments and applications.

We are seeing this traction across key end markets, including telecommunications infrastructure, aerospace, data center infrastructure, and transportation. Our ability to combine engineering expertise with a broad product portfolio and U.S.-based manufacturing is creating a differentiated value proposition that is translating into demand.

Diversification To Expand Customer Base and Markets

Diversification has been a deliberate, multi-year focus, and we believe it is now a structural strength of our business. We have worked intentionally to broaden our customer base, expand into new end markets, and reduce reliance on any single program or customer. In fiscal 2025, this approach delivered improved results across products, customers, and markets, while mitigating historical customer concentration risk.

Three strategic initiatives continue to shape our growth trajectory. First, we are deepening relationships with existing customers by partnering earlier and more closely to solve complex application challenges. This collaborative approach has enabled cross selling, expanded share of wallet, and engendered stronger long term partnerships. Second, we are leveraging proven solutions from established markets to enter adjacent and emerging end markets, allowing us to replicate success while expanding our opportunity set. Finally, we are firmly committed to working closely with our distribution and channel partners to create mutual value. Our long-standing relationships are foundational to our success in generating recurring revenue and extending our customer reach.

From a market perspective, demand across large infrastructure programs—including data centers, venues of all types, and transportation—remained robust throughout the year, supported by long term infrastructure investment cycles. Our increased focus on the aerospace and defense markets has been an important driver for our custom-cabling solutions. It requires close collaboration between both our engineering and operations teams to conceive and produce mission-critical systems that have elevated our reputation and credibility beyond this evolving and exciting sector. In the telecommunications and broadband markets, ongoing investments in densification, coverage expansion, and reliability resulted in steady demand for our Small Cell, Direct Air Cooling (DAC) thermal cooling, and RF connectivity solutions.

Innovation To Drive Growth

Our product roadmap is aligned with developing and enhancing solutions that anticipate customer needs and deliver value across our end markets. DAC thermal cooling solutions exemplify this strategy in action. We are expanding adoption across new



customers, applications, and markets, particularly in edge and distributed infrastructure environments. Importantly, innovation is already contributing to our financial performance, with newly developed products generating bookings and shipments. We are not investing in innovation for future potential alone—we are converting it into revenue today.

Operational and Financial Discipline to Achieve Scale

Our manufacturing footprint, supply chain diversification and cost management initiatives are enabling us to scale efficiently while maintaining flexibility. These capabilities are especially important in an environment where tariffs, supply chain shifts, and customer timing can create variability. We are managing those dynamics proactively with clear visibility across the business and disciplined execution across our teams.

In fiscal 2025, we improved working capital efficiency, reduced net debt by $4.6 million, and strengthened our balance sheet and liquidity position. Improved cost controls, inventory management, and process enhancements contributed to more predictable execution and improved profitability that in turn lowered our overall cost of capital and increased our financial flexibility.

The discipline embedded in our organization has made our business more resilient, more responsive, and better positioned to expand margins as we grow.

Growing Visibility, Accelerating Momentum

We entered fiscal 2026 building on the momentum of 2025. Today, our backlog and pipeline provide us with greater visibility than we have had in years. Our clear priority is to build on current momentum through consistent execution of our strategic plan to diversify end markets, advance our product roadmap, and strengthen operational predictability.

Most importantly, our progress today and tomorrow would not be possible without the dedication and commitment of our employees, the trust of our customers and partners, and the continued support of our shareholders. Fiscal 2025 was a defining year in reinforcing our ability to deliver results and unlock the full potential of our Company.

Sincerely,



Robert Dawson, Chief Executive Officer

> " We entered fiscal 2026 building on the momentum of 2025. Today, our backlog and pipeline provide us with greater visibility than we have had in years. Our clear priority is to build on current momentum through consistent execution of our strategic plan to diversify end markets, advance our product roadmap, and strengthen operational predictability.

FORM 10-K

Annual Report Under Section 13 or 15(d) of
The Securities Exchange Act of 1934
For the fiscal year ended October 31, 2025
Commission File Number 0-13301

RF INDUSTRIES, LTD.
16868 Via Del Campo Court, Suite 200, San Diego, California 92127
(858) 549-6340

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's completed second fiscal quarter of fiscal 2025 was approximately $34.6 million.

On January 14, 2026 the Registrant had 10,713,801 outstanding shares of Common Stock, $0.01 par value.

Forward-Looking Statements:

Certain statements in this Annual Report on Form 10-K (this "Annual Report"), and other oral and written statements made by the Company from time to time are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that discuss strategies, goals, outlook or other non-historical matters, or projected revenues, income, returns or other financial measures. In some cases forward-looking statements can be identified by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those contained in such statements. Among the most important of these risks and uncertainties are the ability of the Company to meet customer demand through pricing and product offerings and efficient inventory and distribution channel management, to continue to source our raw materials and products from our suppliers and manufacturers, particularly those in Asia, the market demand for our products, which market demand is dependent in large part on the state of the telecommunications industry, the Company's ability to continue as a going concern, the Company's ability to remain in compliance with its existing capital loan terms and financial covenants and whether plans to develop 5G networks accelerate as expected, as well as our ability to meet any such demand, the effect of future business acquisitions and dispositions, the incurrence of impairment charges, and competition.

Important factors which may cause actual results to differ materially from the forward-looking statements are described in the Section entitled "Risk Factors" in the Company's most recent Annual Report on Form 10-K filed on January 14, 2026, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.



PART I

ITEM 1. BUSINESS

General

RF Industries, Ltd. (together with subsidiaries, the "Company", "we", "us", or "our") is a national manufacturer and marketer of interconnect products and systems, including high-performance components such as RF connectors and adapters, dividers, directional couplers and filters, coaxial cables, data cables, wire harnesses, fiber optic cables, custom cabling, energy-efficient cooling systems and integrated small cell enclosures. Through our manufacturing and production facilities, we provide a wide selection of interconnect products and solutions primarily to telecommunications carriers and equipment manufacturers, wireless and network infrastructure carriers and manufacturers and to various original equipment manufacturers ("OEMs") in several market segments. We also design, engineer, manufacture and sell energy-efficient cooling systems and integrated small cell solutions and related components.

We previously managed our business as two reportable segments: (i) the RF Connector and Cable Assembly ("RF Connector") segment, and (ii) the Custom Cabling Manufacturing and Assembly ("Custom Cabling") segment. During the fourth quarter of fiscal year 2025, we completed changes to the structure of our organization in connection with broader restructuring initiatives, including consolidation of manufacturing operations, headcount reductions, and the transition of our sales organization to a unified, customer-centric model. As a result of these changes, our previous RF Connector and Custom Cabling operating segments were combined into a single reportable segment. The Company's operations are managed and reported to the Chief Executive Officer, our chief operating decision maker ("CODM"), on a consolidated basis.

We have one reportable business segment. The products and solutions that we offer are discussed below and a summary of our net revenue by these product and solution categories is found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7 of this Report. A discussion of factors potentially affecting our net revenue and other operating results is set forth in the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K filed on January 14, 2026.

Recent Events

On March 15, 2024, we entered into a loan and security agreement (the "EBC Credit Agreement") with Eclipse Business Capital, as administrative agent ("EBC") and used proceeds from the initial drawings under the EBC Credit Facilities (as defined below) to repay in full outstanding obligations under our previous loan agreement and to pay fees, premiums, costs and expenses, including fees payable in connection with the EBC Credit Agreement. Our previous loan agreement with Bank of America, N.A. was terminated upon entry into the EBC Credit Agreement and is no longer in effect.

The EBC Credit Agreement provides for (i) a senior secured revolving loan facility of up to $15.0 million (the "EBC Revolving Loan Facility") and (ii) a senior secured revolving credit facility of up to $1.0 million (the "EBC Additional Line" and, together with the EBC Revolving Loan Facility, the "EBC Credit Facilities") (with a $3.0 million swingline loan sublimit). On June 14, 2024, the parties entered into the First Amendment to the EBC Credit Agreement (the "First Amendment"), which provided for a modified EBC Additional Line of $1.0 million through July 12, 2024, $666,666.67 from July 13, 2024 through August 11, 2024 and $333,333.34 from August 12, 2024 through September 10, 2024. Availability of borrowings under the EBC Credit Facilities are based upon a borrowing base formula and periodic borrowing base certifications valuing certain of our accounts receivable and inventories, as reduced by certain reserves, if any.

In the absence of an Event of Default (as defined in the EBC Credit Agreement) or certain other events (including the inability of EBC to determine the secured overnight financing rate "SOFR"), borrowings under (a) the EBC Revolving Loan Facility accrue interest at a rate of the one-month term SOFR reference rate plus an adjustment of 0.11448% ("Adjusted Term SOFR") plus 5.00%, and (b) the EBC Additional Line accrue interest at a rate of Adjusted Term SOFR plus 6.50%, in each case subject to a floor of 2.00% for Adjusted Term SOFR. We will be required to pay a commitment fee of 0.50% per annum for the unused portion of the EBC Revolving Loan Facility. In addition to the foregoing unused commitment fee, we are required to pay certain other administrative fees pursuant to the terms of the EBC Credit Agreement.

Borrowings under the EBC Credit Agreement are secured by a security interest in certain assets of the Company and are subject to certain loan covenants. The EBC Credit Facilities require the maintenance of certain financial covenants, including (i) Excess Availability (as defined in the EBC Credit Agreement) of at least, as of any date of determination, an amount equal to the greater of (a) $1.0 million and (b) 10% of the Adjusted Borrowing Base (as defined in the EBC Credit Agreement), unless as of the last day of the most recent month for which the monthly financial statements and the related compliance certificate have been or are required to have been delivered to EBC, the Fixed Charge Coverage Ratio (as defined in the EBC Credit Agreement) for the 12 consecutive calendar month period then ended is greater than 1.10 to 1.00; and (ii) a capital expenditure limitation limiting the aggregate cost of all Capital Expenditure (as defined in the EBC Credit Agreement) to $2.5 million during any fiscal year. In addition, the EBC Credit Facilities contain customary affirmative and negative covenants.

On November 5, 2025, the parties entered into the Second Amendment to the EBC Credit Agreement (the "Second Amendment"). The Second Amendment amended the EBC Credit Agreement to, among other things, (i) extend the maturity date of the EBC Revolving Loan Facility to March 15, 2029, (ii) decrease the minimum EBC Revolving Loan Facility outstanding principal amount to $4.0 million and (iii) decrease the interest rate for the EBC Revolving Loan Facility to Adjusted Term SOFR or the base rate, as applicable, plus the Applicable Margin (as defined in the EBC Credit Agreement). The Applicable Margin is determined quarterly under a two-prong pricing grid based on both the Average Excess Availability (as defined in the EBC Credit Agreement) and Fixed Charge Coverage Ratio for the most recently ended fiscal quarter, as set forth on Annex IV to the EBC Credit Agreement, as amended.

Strategy

Our overall strategy is to provide our customers with a broad selection of products and solutions, rapid and high-quality service, and custom design capabilities, all at competitive prices. Specifically, our strategy is the following:

Provide rapid and flexible design and manufacturing services. We are focused on providing a standardized portfolio, allowing for quick-turn readily available products, while having the capabilities, flexible design and manufacturing services to customize our offering to address customer specific requirements or applications.

Competitive pricing. Our manufacturing and distribution arrangements have been designed to lower costs and enable us to offer prices on both our standard and custom manufactured products and solutions that are competitive with the marketplace, all while keeping quality as a priority.

Leverage our manufacturing and distribution capabilities and facilities. Our strategy is to operate our manufacturing and distribution locations to best provide our customers with a competitively priced, high-quality product and solution offering delivered with a fast turnaround time. As part of this strategy, we utilize a "one-company" approach to production and distribution locations and allocate our resources based on each location's production specialization capabilities, its proximity to the shipment destination, and other factors. Using this "one-company" approach, our goal is to leverage available capacity and shorten delivery times, while potentially providing lower shipping costs. We operate manufacturing and distribution locations in California and in the Northeastern United States.

Integrate marketing and selling efforts. Our strategy is to integrate and cross-sell our various historical and acquired products and solutions. We have integrated our customer-centric marketing and sales efforts, thereby expanding the number and type of solutions we can offer to our existing client base, while also using this cross-sell approach to win new customers.

Broad range of immediately available products. Our strategy is to provide a high level of availability where we stock a large selection of standard products that are available for immediate delivery, including availability from multiple distributors. Additionally, we augment this "on-the-shelf" availability of several cable assembly and interconnect products with fast-turn production and assembly providing better lead times for our customers.

Targeted focus of product lines. Our strategy is to focus on passive products rather than manufacturing and selling operating or active components or products. Our product line focus is to support and leverage our distribution channels with our core passive interconnect and cable assemblies offering, while in parallel we continue to expand our portfolio of integrated solutions to address key end customer and market applications. As we have grown in recent years, we have placed a specific emphasis on expanding our solutions to offer more of the bill of materials required to deploy specific connectivity systems and applications in key markets, such as wireless and public safety communications.

Increase long-term relationships with customers. Our goal is to establish long-term relationships with the customers who have used us for specialized projects by having our solutions built into the customer's product specifications and bills of materials. As we remain focused on maintaining and expanding our national distributor relationships through our dedicated sales and account management teams, we have invested in targeted business development efforts to assist in getting more closely aligned with the requirements of strategic end customers.

Expand our reach in existing markets while moving into new markets. We are focused on leveraging our successes in key existing markets and applications to expand our reach within those markets and our current customers. Additionally, we have a growth focus to leverage our experience and expertise to move into similar applications in new markets and customers.

Grow through strategic and targeted acquisitions. We will continue to consider strategic acquisitions of companies or technologies that can increase our customer penetration and/or diversify our customer base, supplement our management team, expand our product offerings, and/or expand our footprint in relevant market segments.

Operations

We previously managed our business as two reportable segments: the RF Connector segment and the Custom Cabling segment. During the fourth quarter of fiscal year 2025, we completed changes to the structure of our organization in connection with broader restructuring initiatives, including consolidation of manufacturing operations, headcount reductions, and the transition of our sales organization. As a result of these changes, our previous RF Connector and Custom Cabling operating segments were combined into a single reportable segment.

The RF Connector and Cable Assembly division ("RF Connector division"), which is based at our headquarters in San Diego, California, is primarily engaged in the design, manufacture and distribution of coaxial connector solutions for companies that design, build, operate, maintain and use a variety of connectivity/communication applications. Coaxial connector products consist primarily of connectors which, when attached to a coaxial cable, facilitate the transmission of analog and digital signals in various frequencies. Although most of the connectors are designed to fit standard cable products, the RF Connector division also sells custom connectors specifically designed and manufactured to suit its customers' requirements. Additionally, during fiscal year 2023, the Company integrated the former C Enterprises division into the RF Connector division and San Diego headquarters.

The RF Connector division typically carries over 1,500 different types of connectors, adapters, tools, and test and measurements kits. This division's connectors are used in thousands of different devices, products and types of equipment. Since the RF Connector division's standard connectors can be used in a number of different products and devices, the discontinuation of one product typically does not make our connectors obsolete. Accordingly, most connectors that we carry can be marketed for a number of years. Furthermore, because our connector products are not dependent on any single line of products or any market segment, our overall sales of connectors tend to fluctuate less when there are material changes or disruption to a single product line or market segment.

Cable assembly products manufactured and sold by the RF Connector division consist of various types of coaxial cables that are attached to connectors (usually our connectors) for use in a variety of communications applications. Cable assemblies manufactured for the RF Connector division are primarily manufactured at our San Diego, California facilities using state-of-the-art automation equipment and are sold through distributors or directly to major OEM accounts. Our cable assembly portfolio consists of both standard and custom cable assemblies designed for specific customer requirements. We offer a line of cable assemblies with over 100,000 cable product combinations.

We design our connectors at our headquarters in San Diego, California; however, most of the connectors are manufactured for us by third-party foreign manufacturers located in Asia.



Microlab/FXR LLC. Microlab/FXR LLC ("Microlab") was acquired in March 2022, and is based in Parsippany, New Jersey. Microlab designs and manufactures high-performance RF and Microwave products enabling signal distribution and deployment of in-building DAS (distributed antenna systems), wireless base stations and small cell networks. Manufacturing operations are performed at Microlab's facilities in Parsippany, New Jersey. However, most of the connectors are manufactured for us by third-party foreign manufacturers located in Asia.

Cables Unlimited, Inc. Cables Unlimited, Inc. ("Cables Unlimited") is a custom cable manufacturer located in Yaphank, New York, that we acquired in 2011. Cables Unlimited is a Corning Cable Systems CAH ConnectionsSM Gold Program member, authorized to manufacture fiber optic products that are backed by Corning Cable Systems' extended warranty. Cables Unlimited designs, develops and manufactures custom connectivity solutions for the industrial, defense, telecommunications and wireless markets. The products sold by Cables Unlimited include custom and standard copper and fiber optic cable assemblies, adapters and electromechanical wiring harnesses for communications, computer, LAN, automotive fiber optic and medical equipment.

Rel-Tech Electronics, Inc. Rel-Tech Electronics, Inc. ("Rel-Tech") was acquired in June 2015. Rel-Tech's offices and manufacturing facilities are located in Milford, Connecticut. Rel-Tech is a designer and manufacturer of cable assemblies and wiring harnesses for blue chip industrial, oilfield, instrumentation, medical and military customers. Wire and cable assembly products include custom wire harnesses, ribbon cable, electromechanical and kitted assemblies, and networking and communications cabling.

Schroff Technologies International, Inc. Schroff Technologies International, Inc. ("Schrofftech") was acquired in November 2019. Schrofftech is a Rhode Island based manufacturer and marketer of intelligent thermal cooling control systems, along with pole-ready wireless small cell shrouds and enclosures, custom designed for plug-and-play installation. These products are typically used by telecommunications companies across the U.S. and Canada.

Product and Solutions Description

We produce a large variety of products and solutions that enable communications and connectivity that are used in networks, We produce a large variety of products and solutions that enable communications and connectivity that are used in networks, industrial applications, and a range of other markets and industries. The solutions that we offer and sell consist of the following three areas:

Interconnect

We design, develop and manufacture standard and custom coaxial, fiber optic, copper, and data cables, jumpers and assemblies to provide connectivity solutions for numerous applications in commercial, industrial, automotive, transportation, scientific, aerospace and military markets.

We market and manufacture cable assemblies in a variety of sizes and combinations of RF coaxial connectors and coaxial cabling. Cabling is purchased from a variety of major unaffiliated suppliers and is assembled predominately with our connectors as complete cable assemblies. Coaxial cable assemblies have numerous applications including low PIM, Wi-Fi and wireless local area networks, wide area networks, internet systems, cellular systems including 2.5G, 3G, 4G, 5G, LTE, DAS and Small Cell

installations, TV/dish network systems, test equipment, military/aerospace (mil-standard and COTS (Commercial Off–The-Shelf)) and entertainment systems. Cable assemblies are manufactured to customer requirements.

We design, manufacture and market a broad range of coaxial connectors and adapters for numerous applications in commercial, industrial, automotive, transportation, scientific, aerospace and military markets.

There are numerous applications for these connectors, some of which include digital applications, 2.5G, 3G, 4G, 5G, LTE, Wi-Fi and other broadband wireless infrastructure, GPS, mobile radio products, aircraft, video surveillance systems, cable assemblies and test equipment. Users of our connectors include telecommunications companies, circuit board manufacturers, OEMs, consumer electronics manufacturers, audio and video product manufacturers and installers, and satellite companies. We market over 1,500 types of connectors, adapters, tools, assembly, test and measurement kits, which range in price from under $1 to over $1,000 per unit. The kits satisfy a variety of applications including, but not limited to, lab operations, site requirements and adapter needs.

We carry thousands of separate types of connectors, most of which are available in standard sizes and configurations and that are also offered by other companies. However, we also have some proprietary products, including the CompPro product line, CompPro is a patented compression technology that offers advantages for a water-tight, ruggedized connection, providing easier installation, and improved system reliability on braided cables. CompPro is used by wireless network operators, installers and distributors in North America and other parts of the world.

We also design and sell a variety of connector tools and hand tools that are assembled into kits used by lab and field technicians, research and development technicians and engineers. These tools are manufactured for us by outside contractors. Tool products are carried as an accommodation to our customers and have not materially contributed to our revenues.

Custom Cabling

We design, manufacture, and sell cable assemblies and wiring harnesses for industrial, oilfield, instrumentation, medical, manufacturing, and aerospace and defense applications. Wire and cable assembly products include custom wire harnesses, ribbon cable, electromechanical and kitted assemblies, networking and communications cabling. DIN and Mini DIN connector assemblies include power cord, coaxial, Mil-spec and testing.

Additionally, we design, manufacture, and sell custom and unique fiber optic solutions. Our Cables Unlimited division is a Corning Cable Systems CAH Connections SM Gold Program member that is authorized to manufacture fiber optic products that are backed by Corning Cable Systems' extended warranty. Through Cables Unlimited, we offer a broad range of interconnect products and systems that have the ability to combine radio frequency and fiber optic interconnect components, with various connectors and power cables through customized solutions for these customers. Cables Unlimited also manufactures OptiFlex, a custom designed hybrid fiber optic and DC power cabling solution manufactured for wireless service providers engaged in upgrading their cell towers. The custom hybrid cable is significantly lighter and possesses greater flexibility than cables previously used for wireless service.

Integrated Systems

Our integrated systems products and solutions consist of technology-centric systems that are designed and engineered for key communications and industrial applications. In many cases these systems combine products, components, and technologies from several different areas of our offering to deliver high value solutions to challenging customer applications.

Thermal Control Systems

We engineer, design, manufacture and sell patented intelligent thermal control systems for cabinets, enclosures, and small buildings that house communications equipment. The thermal control systems, which can be controlled offsite using networked software, maintain the interior temperature of these facilities.

Concealment Solutions

We design and sell integrated shrouds and enclosures for small cell deployments that reduce installation time and improve aesthetics by eliminating the exterior cabling used with current configurations.

Passive RF Products

We design and manufacture high-performance RF and microwave high-performance components such as dividers, directional couplers and filters enabling signal distribution and deployment of in-building DAS (distributed antenna systems), wireless base stations and small cell networks.

Foreign Sales

Net sales to foreign customers accounted for $6,750,000 (or approximately 8%) of our net sales, and $6,014,000 (or approximately 9%) of our net sales for the fiscal years ended October 31, 2025 and 2024, respectively. The majority of the export sales during these periods were to Canada.

We do not own or directly operate any manufacturing operations or sales offices in foreign countries.

Distribution and Marketing

We currently sell our products through independent warehousing distributors and through our in-house marketing and sales team. Sales through independent distributors accounted for approximately 28% of our net sales for the fiscal year ended October 31, 2025. Our agreements with most of the distributors are nonexclusive and generally may be terminated by either party upon 30-60 days' written notice. The Company directly sells certain of its products to large, national telecommunication equipment and solution providers who include the Company's products in their own product offerings.

Manufacturing

We contract with outside third parties for the manufacture of a significant portion of our coaxial connectors. However, virtually all of the RF cable assemblies sold during the fiscal year ended October 31, 2025 were assembled at the International Organization for Standardization ("ISO") approved factory in San Diego, California. We procure our raw cable from manufacturers with ISO-approved factories in the United States, China, and Taiwan. The Company primarily relies on several third-party partners for the manufacture of its coaxial connectors, tools and other passive components and receives bulk cable from multiple manufacturing plants. Although we do not have manufacturing contracts with these manufacturers for our connectors and cable products, we do have long-term purchasing relationships. There are certain risks associated with

our dependence on third-party manufacturers for some of our products. See the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K filed on January 14, 2026. We have in-house design engineers who create the engineering drawings for fabrication and assembly of connectors and cable assemblies. Accordingly, the third-party manufacturers are not primarily responsible for design work related to the manufacture of our connectors and cable assemblies. Although our current facilities are set up to manufacture certain lines of products, manufacturing of certain products is often shifted to other facilities to alleviate capacity limitations or to address a customer's product manufacturing schedule requirements.

We manufacture custom cable assemblies, adapters and electromechanical wiring harnesses and other products through Cables Unlimited at its Yaphank, New York manufacturing facility. The Yaphank facility is an ISO-approved and AS9100 certified factory (AS9100 certification is an international standard for a Quality Management System (QMS) in the aviation, space, and defense industries, requiring companies to meet specific aerospace-related requirements). Cables Unlimited is a Corning Cable Systems CAH Connections SM Gold Program member, authorized to manufacture fiber optic products and assemblies that are backed by Corning Cable Systems' extended warranty.

The Milford, Connecticut facility of Rel-Tech is an ISO-approved manufacturing facility that is primarily used to manufacture cable assemblies, electromechanical assemblies, wiring harnesses and other similar products.

Our ISO-approved manufacturing facility in Parsippany, New Jersey oversees the design and manufacture of a wide selection of RF components and integrated subsystems branded Microlab. Additionally, this location designs and manufactures both our DAC thermal cooling systems and concealment solutions in accordance with the ETL Listing standards (ETL listing is a certification mark indicating that a product has been tested and verified to meet safety and performance standards for use in North America. It is administered by Intertek, an organization recognized by the U.S. Occupational Safety and Health Administration (OSHA) as a Nationally Recognized Testing Laboratory (NRTL)). These efforts are supported by a design and engineering office in North Kingstown, Rhode Island.

Raw Materials

Connector materials are typically made of commodity metals such as copper, brass and zinc and include small applications of precious materials, including silver and gold. The RF Connector division and Microlab division purchase most of their connector products from contract manufacturers located in Asia and the United States. We believe that the raw materials used in our products are readily available and that we are not currently dependent on any supplier for our raw materials. We do not currently have any long-term purchase or supply agreements with our connector suppliers. We believe there are numerous domestic and international suppliers of other coaxial connectors that we may utilize for any of our cabling products.

The Cables Unlimited, Rel-Tech, Schrofftech, and former C Enterprises divisions purchase largely all of the raw materials used in their products from sources located in the United States. Fiber optic cables are available from various manufacturers located throughout the United States, however, Cables Unlimited purchases most of its fiber optic cables from Corning Cables Systems LLC. The Company believes that the raw materials used



by Cables Unlimited in its products are readily available and that Cables Unlimited is not currently dependent on any supplier for its raw materials except where Corning Extended Warranty certification is required. Neither Cables Unlimited nor Rel-Tech Electronics currently have any long-term purchase or supply agreements with their connector and cable suppliers.

Backlog

As of October 31, 2025, our estimated backlog of unfilled firm orders was approximately $15.5 million compared with backlog of approximately $19.5 million as of October 31, 2024. Orders typically fluctuate from quarter to quarter based on customer demand and general business conditions and, in particular, for project-based orders from wireless carrier customers for custom cable assemblies at our Cables Unlimited division. Since purchase orders are submitted from customers based on the estimated timing of their requirements, our ability to predict orders in future periods or trends in future periods is limited. Furthermore, purchase orders may be subject to shipment delays and to cancellation from customers, although we have not historically experienced material cancellations of purchase orders.

It is expected that a substantial portion of the backlog will be filled within the next 12 months. Most of the orders that we receive, particularly for our interconnect products, generally have short lead times. Therefore, backlog may not be indicative of future demand.

Human Capital

As of October 31, 2025, we employed 289 full-time employees, of whom 67 were in accounting, administration, sales and management, 208 were in manufacturing, distribution and assembly, and 14 were engineers engaged in design, engineering and research and development. The employees were based at our facilities in San Diego, California (132 employees), Yaphank, New York (64 employees), Milford, Connecticut (47 employees), Parsippany, New Jersey (43 employees), and North Kingstown, Rhode Island (3 employees). We also occasionally hire part-time employees. We believe that we have a good relationship with our employees.

Patents, Trademarks and Licenses

We own ten U.S. patents related to the Comp Pro® Product Line that we acquired in May 2015. The Comp Pro® Product Line utilizes a patented compression technology that offers revolutionary advantages for a water-tight connection, easier installation, and improved system reliability on braided cables. The Comp Pro® Product Line is used by wireless network operators, installers and distributors in North America and other parts of the world.

Our Schrofftech subsidiary owns ten issued patents on its proprietary telecom shelter cooling and control system technology and its equipment room ventilation controls. Schrofftech has also filed three pending patent application related to ventilation and control equipment and controls.

Our Microlab division carries three additional patents regarding GPS signal repeaters, RF System Monitoring, and RF Tappers. There is also one pending application for RF system conditioning.

The trademarks we own include the "Comp Pro®" registered trademark associated with the compression cable product line and the "OptiFlex™" as a trademark for its hybrid cable wireless tower cable solution. Each of our subsidiaries also use various trademarks (and associated logos and trade names) in their operations, although none of these trademarks have been registered.

Because the RF Connector division carries thousands of separate types of connectors and other products, most of which are available in standard sizes and configurations and are also offered by our competitors, we do not believe that our cables and connector business or competitive position is dependent on patent protection.

Under agreements with Corning Cables Systems LLC, Cables Unlimited and C Enterprises are permitted to advertise that they are Corning Cables System CAH Connections SM Gold Program members.

Warranties and Terms

We warrant our products to be free from defects in material and workmanship for varying warranty periods, depending upon the product. Products are generally warranted to the dealer for one year, with the dealer responsible for any additional warranty it may make. The RF Connector products are warranted for the useful life of the connectors. Our thermal cooling systems may include a warranty for one year or more on parts, and in some cases labor, for certain customers. These warranties are generally serviced by third party services companies hired by the end customer. We service these warranties by providing replacements parts or systems. Although we have not experienced any significant warranty claims to date, there can be no assurance that we will not be subjected to such claims in the future.

We usually sell to customers on 30 to 60-day terms pursuant to invoices and do not generally grant extended payment terms. Generally, customers may delay, cancel, reduce, or return products after shipment subject to a restocking charge.

Under the agreement with Corning Cables Systems LLC, Cables Unlimited is authorized to manufacture optic cable assemblies that are backed by Corning Cables Systems' extended warranty (referred to as the "Gold Certified Warranty").

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations, most of which have greater assets and financial resources, to local manufacturers. Competition is generally based on breadth of product offering, product innovation, price, quality, delivery, performance and customer service. In addition, rapid technological changes occurring in the communications industry could also lead to the entry of new competitors of all sizes against whom we may not be able to successfully compete. There can be no assurance that we will be able to compete successfully against existing or new competition, and the inability to do so may result in price reductions, reduced margins, or loss of market share, any of which could have an adverse effect on our business, financial condition and results of operations.

Government Regulations

Our products are designed to meet all known existing or proposed governmental regulations. We believe that we currently meet existing standards for approvals by government regulatory agencies for our principal products.

Our products are Restriction on Hazardous Substances ("RoHS") compliant.

Environmental Regulations

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health matters in the United States. Compliance with these federal, state, and local laws and regulations related to protection of the environment and employee safety and health has had no material effect on our business. There were no material capital expenditures for environmental projects in fiscal year 2025, and there are no material expenditures planned for such purposes in fiscal year 2026.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company has adopted policies and implemented certain controls and procedures that allow its management to assess, identify and manage material risks from cybersecurity threats and for its Board of Directors, through its Audit Committee, to actively oversee the strategic direction, objectives, and effectiveness of the Company's cybersecurity risk management framework.

The Company's processes are integrated into its overall enterprise risk management program and compliments the Company's enterprise-wide risk assessment architecture, as implemented by the Company's management and as overseen by the Company's Board of Directors through its Audit Committee. The Company has in the past, and may continue to do so in the future, engage third-party consultants, to review and assess the Company's information technology and security.

The Company seeks to address cybersecurity risks through a cross-functional approach that is focused on preserving the confidentiality, security, and availability of the information that the Company collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

To identify and assess material risks from cybersecurity threats, we follow best practices in routine network and endpoint auditing, vulnerability assessments, penetration testing, and other forms of security auditing. We continuously monitor endpoint activity and network traffic for unusual or prohibited behavior to prevent, identify, and contain malicious actions.

We have developed incident response plans by using the information gained through testing and monitoring to manage any identified vulnerabilities and further improve our cybersecurity preparedness and response infrastructure. Such plans set forth the actions to be taken in responding to and recovering from cybersecurity incidents, which include triage, assessing the severity of incidents, escalation protocols, containment of incidents, investigation of incidents, and remediation. We also regularly perform phishing tests of our employees and provide annual privacy and security training for all employees. Our security training incorporates awareness of cyber threats including but not limited to malware, ransomware, and social engineering attacks, password hygiene and incident reporting processes.

We review our cybersecurity risk framework and related policies annually with senior management to help identify areas for continued focus and improvement. We also engage third-party experts to review and assess our processes to ensure they are robust and consistent with the current security landscape. The data center where we host our critical data is SOC II complaint.

The Company has also implemented processes to identify, monitor and address material risks from cybersecurity threats associated with our use of third-party service providers, including those in our supply chain or who have access to our systems, data or facilities that house such systems or data by discussing issues to be addressed and recommending securities measures to be improved where possible.

Although in the periods reported we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents, including penalties and settlements, were immaterial, we may experience such incidents in the future and the scope and impact of any such future incidents cannot be predicted. To prepare for any such event, we have a Full Disaster Recovery Plan in place that is tested annually to ensure resilience against a myriad of threats.

Governance

Role of the Board of Directors and the Audit Committee

As part of the Board of Directors' role in overseeing the Company's enterprise risk management program, which includes our cybersecurity risk management framework, the Board is responsible for exercising oversight of management's identification and management of, and planning for, material cybersecurity risks that may reasonably be expected to impact the Company. While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to risks from cybersecurity threats to the Audit Committee. The Audit Committee is responsible for overseeing the strategic direction, objectives, and effectiveness of the Company's cybersecurity risk management framework, taking into account the Company's risk exposures and progress of its risk management processes. The Audit Committee is informed of the Company's cybersecurity risk management and receives an overview of its cybersecurity program from management as part of its review, which may cover topics including, among others, recent cybersecurity risk landscape and trends, data security posture, results from third-party assessments, training and vulnerability testing, our incident response plan, material cybersecurity risks, whether developing or actual, as well as the steps management has taken to respond to such risks, emerging cybersecurity regulations, technologies and best practices. Material cybersecurity risks are also discussed during separate Board meetings as part of the Board's risk oversight generally.

Role of Management

Our Chief Financial Officer is responsible for management's Our Chief Financial Officer is responsible for management's oversight of cybersecurity governance, decision-making, risk management, awareness, and compliance across the Company. Our Chief Financial Officer works to employ a cybersecurity program designed to protect the Company's information systems from cybersecurity threats and to respond to incidents in accordance with the Company's incident response plan and other policies and procedures.

In the event of a material cybersecurity incident or investigation, management will, in compliance with escalation protocols in place, promptly report to the Audit Committee and the Board, as appropriate, in accordance with the Company's incident response plan, and other policies and determine the timing of action, and necessary response.

The Company places a high priority on safeguarding its data, systems, and infrastructure from cybersecurity threats. To manage this critical aspect of operations, the Company partners with a third-party IT provider that specializes in cybersecurity services. Established in 1997, this provider brings over two decades of expertise in managing and mitigating cyber risks, including network security, vulnerability assessments, and incident response planning. The provider's comprehensive approach ensures the protection of the Company's sensitive information and critical systems, while also adhering to industry best practices and regulatory requirements. By leveraging the expertise of its third-party IT provider, the Company is able to implement robust cybersecurity measures that support operational continuity and reduce exposure to potential security incidents.

ITEM 2. DESCRIPTION OF PROPERTY

We currently lease 86,952 square feet of space for our corporate headquarters and RF connector and cable assembly manufacturing facilities in San Diego, California. On June 27, 2023, we entered into a Managed Client Agreement with RGN-MCA San Diego II, LLC ("IWG") pursuant to which IWG agreed to provide managed services for flexible workspaces under the "Regus" brand for 39,979 square feet on the 1st and 2nd floor(s) of the adjacent and vacant office spaces of our corporate headquarters. We occupy 46,973 square feet of office, warehouse and manufacturing space that house our corporate administration, sales and marketing, and engineering departments. The buildings are also used for production and warehousing by our RF Connector and Cable Assembly division. We also lease 38,200 square feet of office and commercial lab space in Parsippany, New Jersey, where we operate the Microlab division. Additionally, we lease spaces in three other locations in the United States that house the administration offices and manufacturing facilities for our other divisions. The table below shows a summary of the square footage of these locations as of October 31, 2025:

Lease Location	Square Footage
Milford, CT	13,750
North Kingstown, RI	7,000
Yaphank, NY	24,500

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.

Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. Except as discussed below, as of the date of this report, we are not subject to any proceeding that is not in the ordinary course of business or that is material to the financial condition of our business.

Employee Class Action

On July 24, 2024, a former employee ("Plaintiff") filed a class action lawsuit against the Company and its subsidiary, C Enterprises, Inc., in San Diego County Superior Court. The case is before the Honorable Gregory W. Pollack, and asserts allegations of California state law violations pertaining to: (1) straight time wages; (2) overtime wages; (3) meal periods; (4) rest periods; (5) business expense reimbursement; (6) timely payment of wages at termination; (7) provision of accurate itemized wage statements; and (8) California's unfair competition law. This action seeks damages on behalf of a putative class of non-exempt employees who worked for the Company in California at any time from July 24, 2020, through the present.

On July 23, 2024, Plaintiff provided notice of the alleged violations of law above to California's Labor and Workforce Development Agency ("LWDA") under the Private Attorneys General Act of 2004 ("PAGA"). On or about October 18, 2024, Plaintiff filed her First Amended Complaint ("FAC"), which amended her class complaint to include a cause of action under PAGA, whereby Plaintiff seeks penalties on behalf of the State of California and other similarly situated employees for the period of August 14, 2023, through the present.

As of January 14, 2025, no class certification deadline or trial date has been set. The parties attended private mediation on August 7, 2025. The parties thereafter reached a settlement in principle, for which the parties are in the final stages of negotiating a long-form settlement agreement.

On October 30, 2025, we executed a memorandum of understanding, pursuant to which the Company agrees to pay, on an all-in and non-reversionary basis, a total settlement amount of $855,000, which has been accrued as of October 31, 2025.

The settlement will be subject to Court approval. Once the long-form settlement agreement is fully executed, a Preliminary Approval Hearing date will be scheduled. A case management conference is currently scheduled for December 4, 2026.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. RF Industries, Ltd.'s common stock is listed on The Nasdaq Global Market and is traded under the "RFIL" trading symbol.

Stockholders. As of October 31, 2025, there were 240 holders of our common stock according to the records of our transfer agent, Continental Stock Transfer & Trust Company, New York, New York, not including holders who hold their stock in "street name."

Issuer Purchases of Equity Securities. We did not repurchase any of our equity securities during the fourth quarter of fiscal 2025.

Recent Sales of Unregistered Securities. There were no previously unreported sales of equity securities by us that were not registered under the Securities Act during fiscal 2025.

Dividend Policy. Due to the current economic uncertainty and other financial considerations, our Board did not issue any dividend payments in fiscal year 2025. In the past our Board has approved dividend payments, but no assurance can be given if, or when the Board will resume dividend payments. The declaration and amount of any actual cash dividend are in the sole discretion of the Board and are subject to numerous factors that ordinarily affect dividend policy, including the results of our operations and financial position, as well as general economic and business conditions. Accordingly, if and when any dividends will be declared in the future will be determined by our Board based on the Company's future operations and on the Board's decision regarding the use of any future earnings.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements and related disclosures have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these consolidated financial statements requires us to make significant accounting estimates that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those related to bad debts, allowances for slow-moving or obsolete inventory and contingencies, on an ongoing basis. We base our estimates on historical experience and on various other assumptions that are believed to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our statement of operations and financial position. For the fiscal year ended October 31, 2025 the critical accounting estimates identified are described below:

Impairment Assessments of Finite-life Intangibles and Other Long-Lived Assets

We assess property, plant and equipment and intangible assets, which are considered definite-lived assets, for impairment. Definite-lived assets are reviewed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

We amortize our intangible assets with definite useful lives over their estimated useful lives and review these assets for impairment.

Impairment Assessment of Goodwill and Indefinite-lived Intangibles

We test our goodwill and trademarks and indefinite-lived intangible assets for impairment at least annually or more frequently if events or changes in circumstances indicate these assets may be impaired. These events or circumstances require significant judgment and could include a significant change in the business climate, legal factors, operating performance indicators, competition and sale or disposition of all or a portion of a division. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

We test goodwill for impairment at the reporting unit level. The goodwill impairment guidance in GAAP provides entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment requires significant judgments by management about macro-economic conditions including our operating environment, industry and other market considerations, entity-specific events related to financial performance or loss of key personnel, and other events that could negatively impact the financial results and cash flows of the reporting unit. If the qualitative assessment results in a conclusion that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, a quantitative impairment test is performed. The quantitative assessment compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the amount by which the carrying value exceeds the fair value is recognized as an impairment loss.

We estimate the fair value of our reporting units using the income approach based upon a discounted cash flow ("DCF") model. The income approach requires the use of many assumptions and estimates including future revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates. The discount rates used in the DCF model were based on a weighted-average cost of capital ("WACC") determined from relevant market comparisons, adjusted for specific reporting unit risks (primarily the uncertainty of achieving forecasted operating cash flows). A terminal value growth rate was applied to the final year of the forecasted period, which reflects our estimate of stable, perpetual growth in cash flows from the reporting unit. We then calculated a present value of the respective cash flows for each reporting unit to arrive at an estimate of fair value under the income approach. Finally, we compared the total of our estimates of all reporting units fair values to our total market capitalization to assess the reasonableness of our reporting units fair value.

Key assumptions of the cash flow forecast included in the DCF model are expected revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates as they are subject to a high degree of judgement and complexity. We make every effort to forecast future financial performance as accurately as possible with the information available to management at the time the forecast is developed.

There are inherent uncertainties in our cash flow forecast and it requires management to anticipate risks to the forecast such as execution of sales strategy, production execution, industry related make-buy decisions, and global market conditions. Changes in these estimates and assumptions could materially affect the future results of our tests for goodwill impairment. We continuously monitor and evaluate relevant events and circumstances that could impact our significant assumptions used in testing goodwill, including macroeconomic conditions, industry and market considerations, financial performance and expectations of forecasted financial performance and cash flows, and changes in our stock price in relation to the carrying value of its reporting units, among other relevant factors. It is possible that future changes in such circumstances, or in the inputs and assumptions used in estimating the fair value of our reporting units, could require us to perform an interim impairment assessment and record an impairment charge.

In addition to the DCF, we use also the market approach, which compares the reporting unit fair value to the fair value of publicly traded companies and recent sale transactions involving similar businesses.

As part of our goodwill impairment testing, as of October 31, 2024 and April 30, 2024, we performed a quantitative impairment test analysis for our Microlab reporting unit. In the DCF model, we utilized a discount rate that we believe represents the risks that our businesses face, considering their sizes, the current economic environment, and other industry data we believe is appropriate. The discount rates for Microlab were 17.0%, and 18.0% at October 31, 2024 and April 30, 2024, respectively. We assigned a 75% weight to the indicated fair value under the DCF model and 25% weight to the indicated fair value under the market approach in deriving a fair value of $21.6 million and $23.4 million for the Microlab reporting unit at October 31, 2024 and April 30, 2024, respectively.

These quantitative tests at October 31, 2024 and April 30, 2024 indicated that the Microlab reporting unit had an estimated fair value in excess of its carrying value of 8.9% and 8.6%, respectively, and no impairment was recorded.

As of October 31, 2024, Microlab has a carrying value of $19.8 million, which includes $5.6 million in goodwill and $10.3 million in net amortizable intangible assets.

The Company determined that there were no events or circumstances as of October 31, 2025 that indicated that it is more likely than not that the fair value of a reporting unit may be less than its carrying amount. Since there was no indication that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company determined that a quantitative goodwill impairment test was not necessary. Based on the qualitative assessment performed, we concluded that there were no indicators of impairment as of October 31, 2025.

Valuation Allowance on Deferred Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. Income taxes are accounted for under the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates as of the date of the consolidated financial statements that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We assess all positive and negative evidence in determining if a valuation allowance is required to be recorded against the deferred tax assets. Further, we evaluated future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In making such judgements, significant weight is given to evidence that can be objectively verified, which includes the recent trend of losses. As of October 31, 2025, we recorded a valuation allowance of $4.7 million against our federal and combined state deferred tax assets.

The change in valuation allowance was an increase of $0.8 million and $3.8 million for fiscal 2025 and 2024, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For recently issued accounting pronouncements that may affect us, see Note 1 of Notes to Consolidated Financial Statements.

OVERVIEW

During the periods covered by this Annual Report, we marketed a variety of connector products, including connectors and cables, standard and custom cable assemblies, wiring harnesses and fiber optic cable products to numerous industries for use in thousands of applications. We previously aggregated our operating divisions into two reportable segments, the RF Connector and Cable Assembly ("RF Connector") segment and the Custom Cabling Manufacturing and Assembly ("Custom Cabling") segment. During the fourth quarter of fiscal 2025, we completed changes to the structure of our organization in connection with broader restructuring initiatives, including consolidation of manufacturing operations, headcount reductions, and the transition of our sales organization to a unified, customer-centric model. As a result of these changes, our previous RF Connector and Custom Cabling operating segments were combined into a single reportable segment.

Revenues generated from our interconnect products were 31% of the Company's total sales for fiscal 2025, revenues from our custom cabling products were 32% of the Company's total sales for fiscal 2025, and revenues from our integrated systems were 37% of total sales for fiscal 2025. Our interconnect products are primarily standardized products regularly used by customers and, therefore, have a more stable revenue stream when compared to our other offerings. Our custom cabling products are more customized cabling and wire-related equipment under larger project-based purchase orders. The integrated systems solutions are a blend of a standardized offering where we expect a more stable revenue stream with several more customized solutions that tend to be purchased in large project-based orders.

Financial Condition

The following table presents certain key measures of financial condition as of October 31, 2025 and 2024 (in thousands, except percentages):

	2025		2024	
	Amount	% Total Assets	Amount	% Total Assets
Cash and cash equivalents	$5,079	7.0%	$839	1.2%
Current assets	$34,969	47.9%	$29,113	41.0%
Current liabilities	$20,896	28.6%	$18,090	25.5%
Working capital	$14,073	19.3%	$11,023	15.5%
Property and equipment, net	$4,229	5.8%	$4,813	6.8%
Total assets	$73,046	100.0%	$71,046	100.0%
Stockholders' equity	$35,204	48.2%	$34,066	47.9%

Liquidity and Capital Resources

Historically, we have been able to fund our liquidity and other capital requirements from funds we generated from operations. We generated operating income during fiscal 2025, as we saw sales continue to recover during the period. Further, the cost-cutting measures that were implemented to reduce our operating expenses and to help drive positive operating cash flow and increase liquidity have started to be realized. These cost-cutting efforts included consolidating facilities and recognizing the related operating efficiencies and synergies in our production operations. We intend to continue to pursue additional continuous improvement and cost reduction measures, as well as organic growth in revenue and profitability.

As of October 31, 2025, we had a total of $5.1 million of cash and cash equivalents compared to a total of $0.8 million of cash and cash equivalents as of October 31, 2024. As of October 31, 2025, we had working capital of $14.1 million and a current ratio of approximately 1.7:1 with current assets of $35.0 million and current liabilities of $20.9 million. We believe that the amount of cash remaining, plus the amount available to us under the EBC Revolving Loan Facility, will be sufficient to fund our anticipated liquidity needs.

As of October 31, 2025, we had $15.5 million of backlog, compared to $19.5 million as of October 31, 2024. The decrease in backlog relates primarily to shipments made against orders in our integrated systems products, where we saw an increase in sales of approximately $8.6 million year over year. Our backlog may fluctuate from period to period based on customer demand, general business conditions and, in particular, the timing of project-based orders from large customers, which impacts our integrated systems offer. Since purchase orders are submitted from customers based on the timing of their requirements, our ability to predict orders in future periods or trends in future periods is limited. Furthermore, purchase orders may be subject to cancellation from customers, although we have not historically experienced material cancellations of purchase orders.

As of October 31, 2025, we generated $4.6 million of cash in our operating activities. This net inflow of cash is primarily related to net income of $0.1 million, a decrease in inventories of $1.0 million as a result of better inventory management and supply chain conditions improving allowing us to carry less inventory on hand, $2.5 million from depreciation and amortization, $0.9 million from stock-based compensation expense, $3.4 million from the change in accrued expenses, $0.3 million from income tax payable, $0.2 million from amortization of debt issuance costs, $50,000 from bad debt expense, $0.1 million from the change in other current assets and $37,000 from deferred income taxes. The cash usage was primarily due to the change in accounts receivable of $2.8 million, the change in accounts payable of $0.7 million, right-of-use assets of $0.4 million, $54,000 tax payments on cancelled shares of restricted stock and $12,000 gain on disposal of fixed assets.

As of October 31, 2025, we also spent $0.2 million on capital expenditures, repaid $0.4 million on the revolving credit facility with EBC, received $0.2 million in proceeds from the exercise of stock options and received $12,000 in proceeds from sales of fixed assets.

Our goal to expand and grow our business both organically and through acquisitions may require material additional capital equipment. In the past, we have purchased all additional equipment or financed some of our equipment and furnishings requirements through capital leases. At this time, we have not identified any additional capital equipment purchases that would require significant additional leasing or capital expenditures during the next 12 months. We also believe that based on our current financial condition, our current backlog of unfulfilled orders, and our anticipated future operations, we would be able to finance our expansion, if necessary.

From time to time, we may undertake acquisitions of other companies or product lines in order to diversify our product and solutions offerings and customer base. Conversely, we may undertake the disposition of a division or product line due to changes in our business strategy or market conditions. Acquisitions may require the outlay of cash, which may reduce our liquidity and capital resources while dispositions may increase our cash position, liquidity and capital resources. Since our goal is to continue to expand our operations and accelerate our growth through future acquisitions, we may use some of our current capital resources to fund acquisitions we may undertake in the future.

Results of Operations

The following summarizes the key components of our consolidated results of operations for the fiscal years ended October 31, 2025 and 2024 (in thousands, except percentages):

	2025		2024	
	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$80,586	100.0%	$64,857	100.0%
Cost of sales	$53,850	66.8%	$45,986	70.9%
Gross profit	$26,736	33.2%	$18,871	29.1%
Engineering expenses	$2,982	3.7%	$2,782	4.3%
Selling and general expenses	$21,969	27.3%	$18,912	29.2%
Operating income (loss)	$1,785	2.2%	$(2,823)	-4.4%
Other expense	$(972)	-1.2%	$(980)	-1.5%
Income (loss) before provision for income taxes	$813	1.0%	$(3,803)	-5.9%
Provision for income taxes	$738	0.9%	$2,796	4.3%
Consolidated net income (loss)	$75	0.1%	$(6,599)	-10.2%

Net sales for the year ended October 31, 2025 of $80.6 million increased by 24.2%, or $15.7 million, compared to the year ended October 31, 2024. The increase in net sales is attributable mainly to the integrated systems product offering, which increased by $8.6 million, or 41.0%, to $29.6 million compared to $21.0 million in fiscal 2024, primarily driven by an increase in small cell and thermal cooling offerings to our tier one customers. The custom cabling product offering also increased by $8.1 million, or 45.0% to $26.1 million, primarily driven by increased market penetration into the aerospace industry. Net sales of the interconnect product offering decreased by $0.9 million, or 3.5%, to $25.0 million compared to $25.9 million, primarily driven by lower customer demand for fiber applications.

Gross profit for fiscal 2025 increased by $7.8 million to $26.7 million and gross margins increased to 33.2% of sales from 29.1% of sales in fiscal 2024. The increases in gross profit and gross margins were primarily driven by stronger overall revenue and a more favorable mix from our direct air cooling and small cell enclosure offerings and our diverse custom cabling product offerings into the aerospace and enterprise market.

Engineering expenses increased by $0.2 million to $3.0 million for fiscal 2025 compared to $2.8 million in fiscal 2024. The increase was the result of routine increases in personnel-related costs and continued investment in product development. Engineering expenses represent costs incurred relating to the ongoing research and development of new products.

Selling and general expenses increased by $3.1 million to $22.0 million (27.3% of sales) compared to $18.9 million (29.2% of sales) in fiscal 2024 primarily due to an increase in variable compensation related to commissions as a result of higher sales, bonuses and investment in additional resources. We incurred one-time charges of $1.0 million relating to severance and related legal expenses in fiscal 2025.

For fiscal 2025, we recorded a pretax income of $0.8 million as compared to a $3.8 million loss for fiscal 2024, primarily due to increased gross margin through higher sales and product mix, increased operational efficiencies and the continued impact of our cost savings initiatives.

The provision for income taxes was $0.7 million or 91% and $2.8 million or (73.5%) of income before income taxes for fiscal 2025 and 2024, respectively. The fiscal 2025 effective tax rate differed from the statutory federal rate of 21% primarily as a result of the tax benefit from research and development tax credits, the change in valuation allowance and state taxes.

For fiscal 2025, net income was $0.1 million and fully diluted earnings per share was $0.01 as compared to a net loss of $6.6 million and fully diluted loss per share of $0.63 for fiscal 2024. For fiscal 2025, the diluted weighted average shares outstanding was 10,770,802 as compared to 10,481,835 for fiscal 2024.

Inflation and Rising Costs

The cost to manufacture the Company's products is influenced by the cost of raw materials and labor. The Company has recently experienced higher costs as a result of the increasing cost of labor and the increasing cost of raw materials. The cost of raw materials is due in part to a shortage in the availability of certain products, the higher cost of shipping, and inflation. Labor costs have risen recently as a result of increases in the minimum wage laws and an increased demand for workers. The Company may, from time to time, try to offset these cost increases by increasing the prices of its products. However, because the prices of certain of the Company's products, particularly those under longer-term manufacturing contracts for communications related products, are fixed until the goods are manufactured and delivered, implementing price increases frequently is often not feasible.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

RF INDUSTRIES, LTD. AND SUBSIDIARIES

INDEX

RFI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of RF Industries, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RF Industries, Ltd. and Subsidiaries (the "Company") as of October 31, 2025 and 2024, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended October 31, 2025, and the related consolidated notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We have determined that there are no critical audit matters.

/s/ CohnReznick LLP

We are uncertain as to the year CohnReznick LLP became the Company's auditor as 1995 is the earliest year of which we have knowledge.

Tysons, Virginia

January 14, 2026

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2025 AND 2024
(In thousands, except share and per share amounts)

ASSETS	October 31, 2025	October 31, 2024
CURRENT ASSETS		
Cash and cash equivalents	$ 5,079	$ 839
Trade accounts receivable, net of allowance for credit losses of $141 and $159, respectively	14,871	12,119
Inventories	13,735	14,725
Other current assets	1,284	1,430
TOTAL CURRENT ASSETS	**34,969**	**29,113**
Property and equipment:		
Equipment and tooling	5,020	4,825
Furniture and office equipment	6,328	6,300
	11,348	11,125
Less accumulated depreciation	7,119	6,312
Total property and equipment, net	4,229	4,813
Operating lease right-of-use assets, net	13,848	15,265
Goodwill	8,085	8,085
Amortizable intangible assets, net	10,264	11,908
Other assets	1,174	1,174
Amortizable intangible assets, net	477	688
TOTAL ASSETS	$ **73,046**	$ **71,046**



RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2025 AND 2024
(In thousands, except share and per share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY	October 31, 2025	October 31, 2024
CURRENT LIABILITIES		
Accounts payable	$ 3,108	$ 3,798
Accrued expenses	7,638	4,247
Line of credit	7,836	8,197
Current portion of operating lease liabilities	2,054	1,848
Income taxes payable	260	-
TOTAL CURRENT LIABILITIES	**20,896**	**18,090**
Operating lease liabilities	16,699	18,680
Deferred tax liabilities	247	210
TOTAL LIABILITIES	**37,842**	**36,980**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock - authorized 20,000,000 shares of $0.01 par value; 10,713,801 and 10,544,431 shares issued and outstanding at October 31, 2025 and 2024, respectively	107	106
Additional paid-in capital	28,050	26,988
Retained earnings	7,047	6,972
TOTAL STOCKHOLDERS' EQUITY	**35,204**	**34,066**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **73,046**	$ **71,046**

See Notes to Consolidated Financial Statements.

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED OCTOBER 31, 2025 AND 2024
(In thousands, except share and per share amounts)

	Twelve Months Ended October 31,	
	2025	2024
Net sales	$ 80,586	$ 64,857
Cost of sales	53,850	45,986
Gross profit	26,736	18,871
Operating expenses:		
Engineering	2,982	2,782
Selling and general	21,969	18,912
Total operating expenses	24,951	21,694
Operating income (loss)	1,785	(2,823)
Other expense	(972)	(980)
Income (loss) before provision (benefit) for income taxes	813	(3,803)
Provision for income taxes	738	2,796
Consolidated net income (loss)	$ 75	$ (6,599)
Earnings (loss) per share:		
Basic	$ 0.01	$ (0.63)
Diluted	$ 0.01	$ (0.63)
Weighted average shares outstanding:		
Basic	10,647,587	10,481,835
Diluted	10,770,802	10,481,835

See Notes to Consolidated Financial Statements.

RFI

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 2025 AND 2024
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, November 1, 2023	10,343,223	$ 104	$ 26,087	$ 13,571	$ 39,762
Stock-based compensation expense	-	-	924	-	924
Issuance of restricted stock	206,229	2	(2)	-	-
Tax withholding related to vesting of restricted stock	(5,021)	-	(21)	-	(21)
Net loss	-	-	-	(6,599)	(6,599)
Balance, October 31, 2024	10,544,431	106	26,988	6,972	34,066
Exercise of stock options	56,623	-	245	-	245
Stock-based compensation expense	-	-	872	-	872
Issuance of restricted stock	124,164	1	(1)	-	-
Tax withholding related to vesting of restricted stock	(11,417)	-	(54)	-	(54)
Net Income	-	-	-	75	75
Balance, October 31, 2025	10,713,801	$ 107	$ 28,050	$ 7,047	$ 35,204

See Notes to Consolidated Financial Statements.

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2025 AND 2024
(In thousands)

	Twelve Months Ended October 31,	
	2025	2024
OPERATING ACTIVITIES		
Consolidated net income (loss)	$ 75	$ (6,599)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:		
Bad debt expense	50	5
Depreciation and amortization	2,463	2,536
Gain on disposal of fixed assets	(12)	-
Stock-based compensation expense	872	924
Amortization of debt issuance cost	173	113
Tax payments related to shares cancelled for vested restricted stock awards	(54)	(21)
Deferred income taxes	37	2,703
Extinguishment of debt issuance cost	-	14
Changes in operating assets and liabilities:		
Trade accounts receivable	(2,802)	(1,847)
Inventories	990	4,005
Other current assets	146	706
Right-of-use assets	(358)	355
Other long-term assets	38	(1)
Accounts payable	(690)	597
Accrued expenses	3,391	(325)
Income taxes payable	260	-
Net cash provided by operating activities	4,579	3,165
INVESTING ACTIVITIES:		
Proceeds from sale of fixed assets	12	-
Capital expenditures	(235)	(738)
Net cash used in investing activities	(223)	(738)
FINANCING ACTIVITIES:		
Proceeds from exercise of stock options	245	-
Debt issuance cost	-	(520)
Line of credit payments	(361)	(44,256)
Line of credit draws	-	51,453
Term Loan payments	-	(13,162)
Net cash used in financing activities	(116)	(6,485)
Net increase (decrease) in cash and cash equivalents	4,240	(4,058)
Cash and cash equivalents, beginning of period	839	4,897
Cash and cash equivalents, end of period	$ 5,079	$ 839
Supplemental cash flow information – income taxes paid	$ 194	$ 64
Supplemental cash flow information – interest paid	$ 889	$ 883

See Notes to Consolidated Financial Statements.



RF INDUSTRIES, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Business activities and summary of significant accounting policies

Business activities

RF Industries, Ltd., together with its five wholly-owned subsidiaries (collectively, hereinafter the "Company", "we", "us", or "our"), primarily engages in the design, manufacture, and marketing of interconnect products, custom cabling products, and integrated systems. As of the end of the fiscal year ended October 31, 2025, we have five reporting units and one operating segment. We classified our reporting units into the following five divisions: (i) The RF Connector and Cable Assembly division designs, manufactures and distributes coaxial connectors and cable assemblies that are integrated with coaxial connectors (during fiscal year 2023, the Company integrated the former C Enterprises division into the RF Connector division); (ii) Cables Unlimited, Inc., the subsidiary that manufactures custom and standard cable assemblies, complex hybrid fiber optic power solution cables, adapters, and electromechanical wiring harnesses for communication, computer, LAN, automotive and medical equipment; (iii) Rel-Tech Electronics, Inc., the subsidiary that designs and manufacturers cable assemblies and wiring harnesses for blue chip industrial, oilfield, instrumentation and military customers; (iv) Schroff Technologies International, Ltd., the subsidiary that manufactures and markets intelligent thermal control systems used by telecommunications companies across the U.S. and Canada, and shrouds for small cell integration and installation, and (v) Microlab, the subsidiary that designs and manufactures high-performance RF and Microwave products enabling signal distribution and deployment of in-building DAS (distributed antenna systems), wireless base stations and small cell networks.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of RF Industries, Ltd., Cables Unlimited, Inc. ("Cables Unlimited"), Rel-Tech Electronics, Inc. ("Rel-Tech"), C Enterprises, Inc. ("C Enterprises"), Schroff Technologies International, Ltd. ("Schrofftech"), and Microlab/FXR LLC ("Microlab"), wholly-owned subsidiaries of RF Industries, Ltd. All intercompany balances and transactions have been eliminated in consolidation.

Cash equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Revenue recognition

On November 1, 2018, we adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASC 606") applying the modified retrospective method. The core principle of ASC 606 is that revenue should be recorded in an amount that reflects the consideration to which we expect to be entitled in exchange for goods or services promised to customers. Under ASC 606, we follow a five-step model to:

(1) identify the contract with our customer; (2) identify our performance obligations in our contract; (3) determine the transaction price for our contract; (4) allocate the transaction price to our performance obligations; and (5) recognize revenue when (or as) each performance obligation is satisfied. In accordance with this accounting principle, we recognize revenue using the output method at a point in time when finished goods have been transferred to the customer and there are no other obligations to customers after the title of the goods have transferred. Title of goods are transferred based on shipping terms for each customer – for shipments with terms of FOB Shipping Point, title is transferred upon shipment; for shipments with terms of FOB Destination, title is transferred upon delivery.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average cost of accounting. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value due to damage, physical deterioration, obsolescence, changes in price levels, or other causes, we reduce our inventory to a new cost basis through a charge to cost of sales in the period in which it occurs. The determination of market value and the estimated volume of demand used in the lower of cost or market analysis requires significant judgment.

Property and equipment

Equipment, tooling and furniture are recorded at cost and depreciated over their estimated useful lives (generally three to five years) using the straight-line method. Expenditures for repairs and maintenance are charged to operations in the period incurred.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized, but is subject to impairment analysis at least once annually, which we perform in October, or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value.

We assess whether a goodwill impairment exists using both qualitative and quantitative assessments at the reporting level. Our qualitative assessment involves determining whether events or circumstances exist that indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If based on this qualitative assessment we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we will not perform a quantitative assessment.

Under the quantitative assessment, the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss should be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

We test our goodwill, trademarks and other indefinite-lived assets for impairment at least annually or more frequently if events or changes in circumstances indicate these assets may be impaired. These events or circumstances require significant judgment and could include a significant change in the business climate, legal factors, operating performance indicators, competition and sale or disposition of all or a portion of a division. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

As of October 31, 2024, we performed a quantitative impairment test analysis for the Microlab reporting unit.

As of October 31, 2025, there was no indication that it is more likely than not that the fair value of the reporting unit is less than its carrying amount; therefore, the Company determined that a quantitative goodwill impairment test was not necessary.

No goodwill impairment was recorded in the years ended October 31, 2025 and 2024.

Goodwill by reporting unit as of October 31, 2025 and 2024, is as follows:

Reporting Unit		Amount
Cables Unlimited	$	382,685
Rel-Tech		832,556
Schrofftech		1,127,189
RF Connector and Cable Assembly		125,000
Microlab		$,617,139

Long-lived assets

We assess property, plant and equipment and intangible assets, which are considered definite-lived assets, for impairment. Definite-lived assets are reviewed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

We amortize our intangible assets with definite useful lives over their estimated useful lives and review these assets for impairment whenever there are impairment indicators.

We test our goodwill, trademarks and other indefinite-lived assets for impairment at least annually or more frequently if events or changes in circumstances indicate these assets may be impaired. These events or circumstances require significant judgment and could include a significant change in the business climate, legal factors, operating performance indicators, competition and sale or disposition of all or a portion of a division. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

As of October 31, 2024 and as of April 30, 2024, we performed an impairment test analysis for the Microlab goodwill reporting unit. As noted above, we test our goodwill, trademarks, and indefinite-lived intangible assets for impairment at least annually, which we have traditionally done in the fourth quarter, or on an interim basis when events or changes in circumstances suggest these assets may be impaired. Impairment is measured as the excess of the carrying value of the goodwill or indefinite-lived intangible asset over its fair value.

Impairment may result from a number of factors, including performance deterioration, negative cash flows from operations and/or changes in anticipated future cash flows, changes in business plans, adverse economic or market conditions, or other factors beyond our control. The amount of any impairment must be expensed as a charge to operations. Microlab's operating results were below forecast for the fiscal year ended October 31, 2024 and the three and six-months ended April 30, 2024 triggered an impairment analysis.

As of October 31, 2024, Microlab has a carrying value of $19.8 million, which includes $5.6 million in goodwill and $10.3 million in net amortizable intangible assets. The analyses performed included a blend of the income approach (discounted cash flow method) and market approach (guideline public company method) to reach an estimate of Microlab reporting unit fair value of $21.6 which is in excess of the reporting unit's carrying amount.

The analyses performed in blending the income approach and the market approach incorporates several significant judgments and assumptions about projected revenue and expenses growth, future operating margins, discount rates and the selection of guideline public companies. There are inherent uncertainties related to these assumptions and our judgment in applying them to the impairment analysis. Changes in certain events or circumstances could result in changes to our estimated fair values, and may result in future write-downs to the carrying values of these assets. Impairment charges could adversely affect our financial results, financial ratios and could limit our ability to obtain financing in the future.

The Company determined that there were no events or circumstances as of October 31, 2025 that indicated that it is more likely than not that the fair value of a reporting unit may be less than its carrying amount. Since there was no indication that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company determined that a quantitative goodwill impairment test was not necessary.

No impairment was recorded for the years ended October 31, 2025 or 2024.

Fair value measurement

We measure at fair value certain financial assets and liabilities. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs have created the following fair-value hierarchy:

> Level 1 – Quoted prices for identical instruments in active markets;

> Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

> Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2025 and 2024, the carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximated their carrying value due to their short-term nature.

Intangible assets

Intangible assets consist of the following as of October 31, 2025 and 2024 (in thousands):

	2025	2024
Amortizable intangible assets:		
Non-compete agreement (estimated life five years)	$ 423	$ 423
Accumulated amortization	(423)	(423)
	-	-
Customer relationships (estimated lives 7 - 15 years)	6,058	6,058
Accumulated amortization	(4,235)	(3,848)
	1,823	**2,210**
Backlog (estimated life one - two years)	327	327
Accumulated amortization	(327)	(327)
	-	-
Patents (estimated life 10 - 14 years)	368	368
Accumulated amortization	(241)	(208)
	127	**160**
Tradename (estimated life 15 years)	1,700	1,700
Accumulated amortization	(416)	(302)
	1,284	**1,398**
Proprietary technology (estimated life 10 years)	11,100	11,100
Accumulated amortization	(4,070)	(2,960)
	7,030	**8,140**
TOTALS	$ **10,264**	$ **11,908**
Non-amortizable intangible assets:		
Trademarks	$ 1,174	$ 1,174

Amortization expense was $1,643,000 and $1,688,000 for the years ended October 31, 2025 and 2024, respectively. The weighted-average amortization period for the amortizable intangible assets is 6.68 years.

There was no impairment to trademarks for the years ended October 31, 2025 and 2024.

Estimated amortization expense related to finite-lived intangible assets is as follows (in thousands):

October 31,	Amount ($)
2026	1,643
2027	1,643
2028	1,643
2029	1,639
2030	1,364
Thereafter	2,332
Total	$10,264

Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Company operates as a single reportable segment. The chief operating decision maker, which is our Chief Executive Officer, regularly reviews the business on a consolidated basis. We leverage consolidated processes such as sales, procurement, human resources, and finance and accounting policies which provides for commonality and consistency across the Company. Segment information is prepared in accordance with GAAP and relevant accounting standards. The Company will periodically review its operations to determine if additional segment disclosures are required.

Advertising

Advertising costs are expensed as incurred and are included in selling and general expense. Advertising expenses were not material for the periods presented.

Research and development

Research and development costs are expensed as incurred. Our research and development expenses relate to engineering activities, which consist of the design and development of new products for specific customers, as well as the design and engineering of new or redesigned products for the industry in general. During the years ended October 31, 2025 and 2024, we recognized $2,982,000 and $2,782,000 in engineering expenses, respectively.

Income taxes

We account for income taxes under the asset and liability method, based on the income tax laws and rates in the jurisdictions in which operations are conducted and income is earned. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Developing the provision (benefit) for income taxes requires significant judgment and expertise in federal, international and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Management's judgments and tax strategies are subject to audit by various taxing authorities.

We have adopted the provisions of ASC 740-10, which clarifies the accounting for uncertain tax positions. ASC 740-10 requires that we recognize the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. We recognize interest and penalties related to certain uncertain tax positions as a component of income tax expense and the accrued interest and penalties are included in deferred and income taxes payable in our consolidated balance sheets. See Note 7 to the consolidated financial statements included in this report for more information on the Company's accounting for uncertain tax positions.

Stock options

For stock option grants to employees, we recognize compensation expense based on the estimated fair value of the options at the date of grant. Stock-based employee compensation expense is recognized on a straight-line basis over the requisite service period. We issue previously unissued common shares upon the exercise of stock options.

For the fiscal years ended October 31, 2025 and 2024, charges related to stock-based compensation amounted to approximately $872,000 and $924,000, respectively, and is classified in selling and general expense.

Earnings per share

Basic earnings per share is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares outstanding during the period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, principally those issuable upon the exercise of stock options, were issued and the treasury stock method had been applied during the period. The greatest number of shares potentially issuable upon the exercise of stock options in any period for the years ended October 31, 2025 and 2024, that were not included in the computation because they were anti-dilutive, totaled 1,005,693 and 874,816, respectively.

The following table summarizes the computation of basic and diluted earnings per share:

	2025	2024
Numerators:		
Consolidated net income (loss) (A)	$ 75,000	$ (6,599,000)
Denominators:		
Weighted average shares outstanding for basic earnings per share (B)	10,647,587	10,481,835
Add effects of potentially dilutive securities - assumed exercise of stock options	123,215	-
Weighted average shares outstanding for basic earnings per share (C)	$ 10,770,802	$ 10,481,835
Basic earnings (loss) per share (A)/(B)	$ 0.01	$ (0.63)
Diluted earnings (loss) per share (A)/(C)	$ 0.01	$ (0.63)

Recent accounting standards

Recently issued accounting pronouncements adopted:

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our fiscal year ending October 31, 2025, and for interim periods within our fiscal year ending October 31, 2026, with early adoption permitted. The adoption of this ASU on a retrospective basis did not have a material effect on our consolidated financial statements. However, our segment disclosures have been expanded to include significant segment expenses as reviewed by our chief operating decision maker ("CODM"). Please see Note 6 for more details.

Recently issued accounting pronouncements not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to expand the disclosure requirements for income taxes, specifically related to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 is effective for our fiscal year ending October 31, 2026, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures, which will require disclosure, in the notes to financial statements, of specified information about certain costs and expenses, including disclosure of amounts for (i) purchases of inventory, (ii) employee compensation, (iii) depreciation and (iv) intangible asset amortization, included in each relevant expense caption such as cost of sales, selling, general and administrative expense, and research and development. In January 2025, the FASB issued ASU 2025-01, which clarified the effective date of ASU 2024-3. The standard will be effective for our annual financial statements beginning in the fiscal year ending October 31, 2028, with early adoption permitted. We are currently evaluating the impact of this accounting standard on our financial statement presentation and its related disclosures.

Note 2 – Concentrations of credit risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain our cash and cash equivalents with high-credit quality financial institutions. At October 31, 2025, we had cash and cash equivalent balances in excess of federally insured limits in the amount of approximately $4.1 million.

Sales from each customer that were 10% or greater of net sales for the years ended October 31, 2025 and 2024 were as follows:

	2025	2024
Wireless provider	10%	

Accounts receivable from each customer that were 10% or greater of net accounts receivable for the years ended October 31, 2025 and 2024 were as follows:

	2025	2024
Wireless provider	26%	15%
Aerospace customer	18%	-
Distributor customer	-	10%

For the year ended October 31, 2025, a wireless provider customer accounted for approximately 10% of total sales and approximately 26% of the total net accounts receivable balance, and an aerospace customer accounted for less than 10% of total sales and approximately 18% of the total net accounts receivable balance. For the year ended October 31, 2024, a wireless provider customer and a distributor customer both accounted for less than 10% of total sales, and accounted for approximately 15% and 10% of the total net accounts receivable balance, respectively. Although the distributors have been on-going major customers of the Company and the wireless carrier is a newer customer to the Company, the written agreements with these customers do not have any minimum purchase obligations and they could stop buying our products at any time and for any reason. A reduction, delay, or cancellation of orders from these customers or the loss of these customers could significantly reduce our future revenues and profits.

Note 3 – Inventories and major vendors

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or net realizable value. Cost has been determined using the weighted average cost method. Inventories consist of the following (in thousands):

	2025		2024	
Raw materials and supplies	$	9,269	$	10,886
Work in process		715		530
Finished goods		3,751		3,309
Totals	$	13,375	$	14,725

No vendors accounted for 10% of inventory purchases during the fiscal years ended October 31, 2025 and 2024. We have arrangements with our vendors to purchase products based on purchase orders that we periodically issue.

Note 4 – Other current assets

Other current assets consist of the following (in thousands):

	2025		2024	
Prepaid taxes	$	-	$	262
Prepaid expense		774		699
Deposits		426		329
Other		84		140
Totals	$	1,284	$	1,430

Note 5 – Accrued expenses and other long-term liabilities

Accrued expenses consist of the following (in thousands):

	2025		2024	
Wages payable	$	3,957	$	2,357
Accrued receipts		1,408		762
Deferred revenue		232		-
Other accrued expenses		1,186		1,128
Accrued settlement		855		-
Totals	$	7,638	$	4,247

Accrued receipts represent purchased inventory for which invoices have not been received.

Note 6 – Segment information

We previously managed our business as two reportable segments, the RF Connector segment and the Custom Cabling segment. During the fourth quarter of fiscal year 2025, we completed changes to the structure of our organization in connection with broader restructuring initiatives, including consolidation of manufacturing operations, headcount reductions, and the transition of our sales organization to a unified, customer-centric model. As a result of these changes, we now operate as a single reportable segment. Comparative prior-period segment disclosures that reflected the previous two segments have been revised to conform to this change in our reportable segment.

Our chief operating decision maker ("CODM"), which is our Chief Executive Officer, evaluates our financial information such as revenue, margins, operating expenses, net income or loss, and other non- generally accepted accounting principles ("GAAP") financial measures on a consolidated basis to allocate resources and assess performance. However, while the Company's CODM uses more than one measure to assess performance, the Company's segment disclosures do not include non-GAAP disclosures. The Company has determined that the disclosures below correspond with the amounts in the consolidated financial statements and are most consistent with GAAP.

The following table presents our single segment revenue, gross profit, significant expenses, and net income (loss) for the years ended October 31, 2025 and 2024 (in thousands):

		2025		2024
Net Sales	$	80,586	$	64,857
Cost of goods sold:				
Material cost		36,233		29,601
Salaries and benefits		13,441		12,730
Depreciation		528		557
Other costs of sales		3,648		3,098
Total cost of goods sold	$	53,850	$	45,986
Gross profit	$	26,736	$	18,871
Operating expenses:				
Salaries and benefits		8,841		8,152
Engineering expense		2,982		2,782
Stock-based compensation expense		872		924
Commission and bonus		3,121		1,599
Depreciation		292		292
Amortization		1,643		1,687
Corporate and public company fees		1,615		1,513
Selling and general		4,556		4,544
Non-cash and one-time charges		1,029		201
Total operating expenses	$	24,951	$	21,694
Operating income (loss)		1,785		(2,823)
Other expense		(972)		(980)
Income (loss) before provision for income taxes		813		(3,803)
Provision for income taxes		738		2,796
Consolidated net income (loss)	$	75	$	(6,599)
Total Assets	$	73,046	$	71,046
Expenditures for Segment Assets	$	235	$	738

The Company's single reportable segment total assets equal consolidated total assets.

The following table presents revenue for the products and solutions that we offer as of October 31, 2025 and 2024 (in thousands):

		2025			2024	
Interconnect	$	24,958	31%	$	25,883	40%
Custom Cabling		26,062	32%		17,986	28%
Integrated Solutions		29,566	37%		21,006	32%
Total net sales	$	80,586	100%	$	64,875	100%

All of our operations are conducted in the United States; however, we derive a portion of our revenue from export sales. We attribute sales to geographic areas based on the location of the customers. The following table presents the sales by geographic area for the years ended October 31, 2025 and 2024 (in thousands):

		2025		2024
United States	$	73,836	$	58,843
Foreign Countries				
Canada		4,814		3,825
Germany		626		166
China		368		531
All Other		942		1,492
		6,750		6,014
Totals	$	80,586	$	64,857

Note 7 – Income tax provision (benefit)

The provision for income taxes for the fiscal years ended October 31, 2025 and 2024 consists of the following (in thousands):

		2025		2024
Current				
Federal	$	619	$	-
State		82		93
		701		93
Deferred				
Federal		21	$	1942
State		16		761
		37		2,703
Totals	$	738	$	2,796

Income tax at the federal statutory rate is reconciled to our actual net provision for income taxes as follows (in thousands, except percentages):

		2025			2024	
		Amount	% of Pretax Income		Amount	% of Pretax Loss
U.S. federal statutory tax rate	$	171	21.1%	$	(799)	21.0%
State and local taxes, net of federal tax benefit		(105)	-12.9%		(170)	4.5%
Permanent differences		16	2.0%		14	-0.4%
Stock options		12	1.5%		45	-1.2%
Foreign derived intangible income deduction		(27)	-3.3%		-	0.0%
IRC 162(m) disallowance		45	5.5%		-	0.0%
R&D credits		(153)	-18.8%		(102)	2.7%
Uncertain tax position reserves		5	0.6%		3	-0.1%
Return-to-provision adjustments		19	2.3%		(34)	0.9%
Change in the valuation allowance on deferred tax assets		755	93.0%		3,839	-100.9%
Income tax expense	$	**738**	**91.0%**	$	**2,796**	**-73.5%**

The significant components of deferred income taxes were as follows (in thousands):

		2025		2024
Deferred Tax Assets:				
Reserves	$	1001	$	561
Compensation accruals		294		264
Stock-based compensation awards		278		328
Uniform capitalization		404		277
Lease liability		4,761		5,221
Others		88		55
Capitalized Section 174 Costs		1,543		1,209
Research and development tax credits		219		282
163(j) interest carryforward		181		347
Gross deferred tax assets		8,769		8,544
Valuation allowance		(4,716)		(3,962)
Total deferred tax assets		4,053		4,582
Deferred Tax Liabilities:				
Amortization / intangible assets		(158)		(172)
ROU assets		(3,514)		(3,880)
Depreciation / equipment and furnishings		(628)		(740)
Gross deferred tax liabilities		(4,300)		(4,792)
Net deferred tax asset/(liabilities)	$	(247)	$	(210)

Deferred income tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company assesses all positive and negative evidence in determining if, based on the weight of such evidence, a valuation allowance is required to be maintained against the deferred tax assets as of October 31, 2025. The Company has evaluated future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In making such judgements, significant weight is given to evidence that can be objectively verified. After analyzing all available evidence, the Company continues to maintain that it is not more likely than not that all of its deferred tax assets will be realized, and therefore, has maintained a partial valuation allowance of $4.7 million and $4.0 million against its federal and state deferred tax assets as of October 31, 2025 and 2024, respectively.

At October 31, 2025, the Company has gross state net operating loss (NOL) carryforwards of $1.2 million. The state NOL carryforwards of $0.3 million will begin to expire in 2044 unless previously utilized and the remainder will carry forward indefinitely. At October 31, 2025, the Company also has IRC 163(j) interest carryforwards of $0.8 million, which will carry forward indefinitely. At October 31, 2025, the Company also has state research and development credit carryforwards of $0.3 million, respectively. The state credit carryforwards of $0.3 million will begin to expire in 2029 unless previously utilized and the remainder will carry forward indefinitely.

The provision for income taxes was $0.7 million or 91% and $2.8 million or (73.5%) of income before income taxes for fiscal 2025 and 2024, respectively. The fiscal 2025 effective tax rate differed from the statutory federal rate of 21% primarily as a result of the tax benefit from research and development tax credits, the change in valuation allowance and state taxes.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending balance to total uncertain tax positions in fiscal years ended October 31, 2025 and 2024 are as follows:

	2025	2024
Balance, at beginning of year	$ 186	$ 178
Increase for tax positions related to the current year	57	47
Increase (decrease) for tax positions related to prior years	(10)	(10)
Statute of limitations expirations	(16)	(29)
Balance, at end of year	$ 217	$ 186

We had gross unrecognized tax benefits of $217,000 and $186,000 attributable to U.S. federal and state research tax credits as of October 31, 2025 and 2024 respectively. During fiscal 2025, the increase in our gross unrecognized tax benefit was primarily related to increased federal and state research tax credits being generated. The uncertain tax benefit of $69,000 is recorded as a reduction to deferred tax assets and the remainder is recorded in income taxes payable in our consolidated balance sheet and if recognized in the future would impact our effective tax rate. We recognize interest and penalties related to uncertain tax positions in income tax expense. We recognized expense of approximately $32,000 and $28,000 during the years ended October 31, 2025 and 2024, respectively. We believe that an adequate provision has been made for any adjustments that may result from tax examinations. However, it is possible that certain changes may occur within the next twelve months, but we do not anticipate that our accrual for uncertain tax positions will change by a material amount over the next twelve-month period.

We are subject to taxation in the United States and state jurisdictions. Our tax years for October 31, 2022 and forward are subject to examination by the United States and October 31, 2021 and forward with state tax authorities.

Note 8 – Stock options

Incentive and non-qualified stock option plans

On July 22, 2020, the Company's Board of Directors adopted the 2020 Equity Incentive Plan (the "2020 Plan"). In September 2020, the Company's stockholders approved the 2020 Plan by vote as required by NASDAQ. An aggregate of 1,250,000 shares of common stock was set aside and reserved for issuance under the 2020 Plan. At its annual meeting held on September 5, 2024, the Company's stockholders approved an amendment to the 2020 Plan to increase the number of shares of common stock available for issuance under the plan by 1,000,000 shares. As of October 31, 2025, 974,022 shares of common stock were remaining for future grants of stock options under the 2020 Plan.

Additional disclosures related to stock option plans

On January 11, 2024, we granted incentive stock options to Mr. Dawson for the purchase of 116,667 shares, Mr. Yin for the purchase of 41,667 shares, and Mr. Bibisi for the purchase of 41,667 shares. The incentive stock options vest over four years as follows: (i) one-quarter of the options shall vest on January 11, 2025 and (ii) the remaining options shall vest in 12 equal quarterly installments over the next three years. All incentive stock options expire 10 years from the date of grant.

On April 16, 2024, we granted a total of 25,000 incentive stock options to three managers. The shares of incentive stock options vest over four years as follows: (i) one-quarter of the options shall vest on April 16, 2025 and (ii) the remaining and options shall vest in 12 equal quarterly installments over the next three years.

On December 2, 2024, we granted a total of 47,500 incentive stock options to seven managers. The shares of incentive stock options vest equally over four years as follows: (i) one-quarter of the options shall vest on December 2, 2025 and (ii) the remaining options shall vest in three equal annual installments over the next three years.

On January 13, 2025, we granted incentive stock options to Mr. Dawson for the purchase of 87,500 shares, Mr. Yin for the purchase of 31,250 shares, Mr. Bibisi for the purchase of 31,250 shares, and to two managers for a the purchase of 15,000 shares. The incentive stock options vest over four years as follows: (i) one-quarter of the options shall vest on January 13, 2026 and (ii) the remaining options shall vest in 12 equal quarterly installments over the next three years.

No other shares or options were granted to Company employees during fiscal 2025.

The fair value of each option granted in 2025 and 2024 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	2025	2024
Weighted average volatility	44.37%	53.16%
Expected dividends	0.00%	0.00%
Expected term (in years)	6.1	7.0
Risk-free interest rate	4.54%	4.00%
Weighted average fair value of options granted during the year	$ 1.85	$ 1.76
Weighted average fair value of options vested during the year	$ 2.32	$ 2.88

Expected volatilities are based on historical volatility of our stock price and other factors. We used the historical method to calculate the expected life of the 2025 and 2024 option grants. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury rate with a maturity date corresponding to the options' expected life. The dividend yield is based upon the historical dividend yield on the Company's common stock.

Additional information regarding all of our outstanding stock options at October 31, 2025 and 2024 and changes in outstanding stock options in 2025 and 2024 follows:

	2025		2024	
	Shares or Price Per Share	Weighted Average Exercise Price	Shares or Price Per Share	Weighted Average Exercise Price
Outstanding at beginning of year	874,816	$ 5.10	754,186	$ 6.04
Options granted	212,500	$ 3.97	245,001	$ 3.01
Options exercised	(56,623)	$ 4.32	-	$ -
Options canceled or expired	(25,000)	$ 8.69	(124,371)	$ 6.42
Options outstanding at end of year	1,005,693	$ 4.81	874,816	$ 5.10
Options exercisable at end of year	573,431	$ 5.44	478,986	$ 5.95
Options vested and expected to vest at end of year	1,005,693	$ 4.81	874,816	$ 5.10
Option price range at end of year	$1.90 - $8.69		$1.90 - $8.69	
Aggregate intrinsic value of options exercised during year	$ 57,756		$ -	

Weighted average remaining contractual life of options outstanding as of October 31, 2025: 6.66 years

Weighted average remaining contractual life of options exercisable as of October 31, 2025: 5.48 years

Weighted average remaining contractual life of options vested and expected to vest as of October 31, 2025: 6.66 years

Aggregate intrinsic value of options outstanding at October 31, 2025: $3,068,000

Aggregate intrinsic value of options exercisable at October 31, 2025: $1,406,000

Aggregate intrinsic value of options vested and expected to vest at October 31, 2025: $3,068,000

As of October 31, 2025, $888,000 and $904,000 of expense with respect to nonvested stock options and restricted shares, respectively, has yet to be recognized but is expected to be recognized over a weighted average period of 1.2 and 1.1 years, respectively.

Note 9 – Retirement plan

We have a 401(k) plan available to our employees. For the years ended October 31, 2025 and 2024, we contributed and recognized as an expense of $523,000 and $533,000, respectively, which amounts represented 3% of eligible employee earnings under the Company's Safe Harbor Non-elective Employer Contribution Plan.

Note 10 – Term Loan and Line of credit

On March 15, 2024, we entered into a loan and security agreement (the "EBC Credit Agreement") with Eclipse Business Capital, as administrative agent ("EBC") and used proceeds from the initial drawings under the EBC Credit Facilities (as defined below) to repay in full outstanding obligations under the our previous loan agreement and to pay fees, premiums, costs and expenses, including fees payable in connection with the EBC Credit Agreement. Our previous loan agreement with Bank of America, N.A. was terminated upon entry into the EBC Credit Agreement and is no longer in effect.

The EBC Credit Agreement provides for (i) a senior secured revolving loan facility of up to $15.0 million (the "EBC Revolving Loan Facility") and (ii) a senior secured revolving credit facility of up to $1.0 million (the "EBC Additional Line" and, together with the EBC

Revolving Loan Facility, the "EBC Credit Facilities") (with a $3.0 million swingline loan sublimit). On June 14, 2024, the parties entered into the First Amendment to the EBC Credit Agreement (the "First Amendment"), which provided for a modified EBC Additional Line of $1.0 million through July 12, 2024, $666,666.67 from July 13, 2024 through August 11, 2024 and $333,333.34 from August 12, 2024 through September 10, 2024. Availability of borrowings under the EBC Credit Facilities are based upon a borrowing base formula and periodic borrowing base certifications valuing certain of our accounts receivable and inventories, as reduced by certain reserves, if any.

In the absence of an Event of Default (as defined in the EBC Credit Agreement) or certain other events (including the inability of EBC to determine the secured overnight financing rate "SOFR"), borrowings under (a) the EBC Revolving Loan Facility accrue interest at a rate of the one-month term SOFR reference rate plus an adjustment of 0.11448% ("Adjusted Term SOFR") plus 5.00%, and (b) the EBC Additional Line accrue interest at a rate of Adjusted Term SOFR plus 6.50%, in each case subject to a floor of 2.00% for Adjusted Term SOFR. We will be required to pay a commitment fee of 0.50% per annum for the unused portion of the EBC Revolving Loan Facility. In addition to the foregoing unused commitment fee, we are required to pay certain other administrative fees pursuant to the terms of the EBC Credit Agreement.

Borrowings under the EBC Credit Agreement are secured by a security interest in certain assets of the Company and are subject to certain loan covenants. The EBC Credit Facilities require the maintenance of certain financial covenants, including (i) Excess Availability (as defined in the EBC Credit Agreement) of at least, as of any date of determination, an amount equal to the greater of (a) $1.0 million and (b) 10% of the Adjusted Borrowing Base (as defined in the EBC Credit Agreement), unless as of the last day of the most recent month for which the monthly financial statements and the related compliance certificate have been or are required to have been delivered to EBC, the Fixed Charge Coverage Ratio (as defined in the EBC Credit Agreement) for the 12 consecutive calendar month period then ended is greater than 1.10 to 1.00; and (ii) a capital expenditure limitation limiting the aggregate cost of all Capital Expenditure (as defined in the EBC Credit Agreement) to $2.5 million during any fiscal year. In addition, the EBC Credit Facilities contain customary affirmative and negative covenants.

On November 5, 2025, the parties entered into the Second Amendment to the EBC Credit Agreement (the "Second Amendment"). The Second Amendment amended the EBC Credit Agreement to, among other things, (i) extend the maturity date of the EBC Revolving Loan Facility to March 15, 2029, (ii) decrease the minimum EBC Revolving Loan Facility outstanding principal amount to $4.0 million and (iii) decrease the interest rate for the EBC Revolving Loan Facility to Adjusted Term SOFR or the base rate, as applicable, plus the Applicable Margin (as defined in the EBC Credit Agreement). The Applicable Margin is determined quarterly under a two-prong pricing grid based on both the Average Excess Availability (as defined in the EBC Credit Agreement) and Fixed Charge Coverage Ratio for the most recently ended fiscal quarter, as set forth on Annex IV to the EBC Credit Agreement, as amended.

We filed the EBC Credit Agreement as Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended January 31, 2024, the First Amendment as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended July 31, 2024 and the Second Amendment as Exhibit 10.1 to our Current Report on Form 8-K filed on November 6, 2025.

Debt issuance costs related to the EBC Credit Agreement totaled $238,000 and were included as part of our other long-term assets balance.

As of October 31, 2025, our outstanding borrowings under the EBC Credit Agreement were $7,836,000. In accordance with ASC 470-10-45, Other Presentations Matters - General, we have classified the outstanding borrowings as part of current liabilities.

Note 11 – Related party transactions

A portion of our operating space is leased from K&K Unlimited, a company controlled by Darren Clark, the former owner and current President of Cables Unlimited. Cables Unlimited monthly rent expense under the lease was $18,000 through May 30, 2025 then the monthly expense increased to $18,540 for the remainder of the year. The monthly payments also include all utilities, janitorial expense routine maintenance costs, and costs of insurance for Cables Unlimited's business operations and equipment. During the fiscal years ended October 31, 2025 and 2024, we paid a total of $237,000 and $218,000 under the leases, respectively.

Note 12 – Cash dividend and declared dividends

We did not pay or declare any dividends during fiscal year 2025, nor during fiscal year 2024.

Note 13 – Commitments

The lease contracts for the corporate headquarters, RF Connector division manufacturing facilities, Cables Unlimited, Rel-Tech, and C Enterprises commenced prior to the effective date of November 1, 2019, and were determined to be operating leases. All other new contracts have been assessed for the existence of a lease and for the proper classification into operating leases. The rate implicit in the leases was undeterminable and, therefore, the discount rate used in all lease contracts is our incremental borrowing rate.

We have operating leases for corporate offices, manufacturing facilities, and certain storage units. Our leases have remaining lease terms of one year to five years. A portion of our operating leases are leased from K&K Unlimited, a company controlled by Darren Clark, the former owner and current President of Cables Unlimited, to whom we make rent payments of $18,000 to $18,500 per month.

We also have other operating leases for certain equipment. The components of our facilities and equipment operating lease expenses for the years ended October 31, 2025 and 2024 were as follows (in thousands):

	2025	2024
Operating lease cost	$ 2,954	$ 2,956

On June 27, 2023, we entered into a Managed Client Agreement with RGN-MCA San Diego II, LLC ("IWG") pursuant to which IWG agreed to provide managed services for flexible workspaces under the "Regus" brand for 39,979 square feet on the 1st and 2nd floor(s) of the adjacent and vacant office spaces of our corporate headquarters. For the fiscal year ended October 31, 2025, we recognized $212,000 in rental income, which offset our operating leases, which is included as part of our selling and general operating expense. The rental income noted here is excluded from operating lease cost in the table above.

Other information related to leases was as follows (in thousands):

	2025	2024
Supplemental Cash Flows Information		
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 73	$ 1,078
Weighted Average Remaining Lease Term		
Operating leases (in months)	89.87	100.92
Weighted Average Discount Rate		
Operating leases	7.01%	6.99%

Future minimum lease payments under non-cancellable leases as of October 31, 2025 were as follows (in thousands):

Year ended October 31,	Operating Leases
2026	$ 3,303
2027	3,169
2028	2,997
2029	3,070
Thereafter	11,807
Total future minimum lease payments	24,346
Less imputed interest	(5,593)
Total	$ 18,753

Reported as of October 31, 2025	Operating Leases
Current portion of operating lease liabilities	$ 2,054
Operating lease liabilities	16,699
Total	$ 18,753

As of October 31, 2025, operating lease right-of-use asset was $13.8 million and operating lease liability totaled $18.8 million, of which $2.0 million is classified as current. There were no finance leases as of October 31, 2025 or 2024.

Leadership

DIRECTORS

Mark K. Holdsworth (Chairman)
Managing Partner
The Holdsworth Group

Sheryl Cefali
Managing Director
Duff & Phelps

Robert Dawson
Chief Executive Officer
RF Industries, Ltd.

Gerald T. Garland
Retired Executive

Kay L. Tidwell
General Counsel and
Chief Risk Officer
Hudson Pacific Properties Inc.

OFFICERS

Robert Dawson
Chief Executive Officer

Ray Bibisi
President and
Chief Operating Officer

Peter Yin
Chief Financial Officer,
Corporate Secretary
and Treasurer

Stockholder Information

ANNUAL MEETING

The Annual Meeting of Stockholders of RF Industries is scheduled to be held at 11:00 a.m. EST, Thursday, September 10, 2026, at 300 Interpace Parkway, Parsippany, New Jersey 07054.

INVESTOR RELATIONS

Analysts, investors, and stockholders seeking additional information about RF Industries are invited to contact:

Peter Yin
Chief Financial Officer
16868 Via Del Campo Court, Suite 200
San Diego, CA 92127
Telephone: 858-549-6340
Email: pyin@rfindustries.com

A copy of the Company's Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission (the "SEC") is available without charge on the SEC website, www.sec.gov, or upon written request to Peter Yin, Chief Financial Officer of the Company at: RF Industries, Ltd., 16868 Via Del Campo Court, Suite 200, San Diego, California 92127

RF Industries on NASDAQ
RF Industries common stock trades on the NASDAQ Global Market under the symbol RFIL.

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
1 State Street, 30th Floor
New York, NY 10004
Telephone: 212-509-4000
Email: cstmail@continentalstock.com

Corporate Counsel
Latham & Watkins LLP
12670 High Bluff Drive
San Diego, CA 92130

Independent Public Accounting Firm
CohnReznick LLP
8000 Towers Crescent Drive
Suite 1000
Tysons, VA 22182









858.549.6340
800.233.1728
16868 Via Del Campo Court
Suite 200, San Diego, CA 92127
rfi@rfindustries.com